FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of April, 2013

ALBERTA STAR DEVELOPMENT CORP.

 (SEC File No. 0-31172)

506 – 675 West Hastings Street

Vancouver, B.C. V6B 1N2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

ALBERTA STAR DEVELOPMENT CORP.

Suite 506 - 675 West Hastings Street ∙ Vancouver ∙ British Columbia ∙ V6B 1N2

NEWS RELEASE

April 25, 2013

TSX-V Trading Symbol: ASX

OTC BB Trading Symbol:  ASXSF

FRANKFURT Trading Symbol: QLD

ALBERTA STAR ANNOUNCES NORMAL COURSE ISSUER BID

______________________________________________________________________________

Alberta Star Development Corp. (TSXV: ASX; OTC BB: ASXSF) (the “Company”), announces today its intention to make a normal course issuer bid (the “Bid”) to purchase for cancellation, from time to time, as it considers advisable, up to 1,800,000 of its issued and outstanding common shares, being approximately 8.4% of the Company’s currently outstanding common shares and approximately 9.5% of the Company’s Public Float (as that term is defined in the policies of the TSX Venture Exchange (the “Exchange”)). Commencement of the Bid is subject to the approval of the Exchange. The Bid will be conducted in accordance with applicable securities laws and the policies of the Exchange. Purchases will be made on the open market through the facilities of the Exchange.  Jordan Capital Markets Inc. of Vancouver, British Columbia will conduct the Bid on behalf of the Company.

The price which the Company will pay for any shares purchased by it will be the prevailing market price of such common shares on the Exchange at the time of such purchase.

The Company has not purchased any common shares pursuant to a normal course issuer bid during the previous 12 months. The Bid will commence no earlier than three trading following receipt of approval of the Exchange and will terminate on one year from such date, or such earlier time as the applicable Bid is completed or at the option of the Company.

The Board of Directors of the Company believes that the current and recent market prices for the Company’s common shares do not give full effect to their underlying value and that, accordingly, the purchase of common shares under the Bid will increase the proportionate share interest of, and be advantageous to, all remaining shareholders. The normal course purchases will also afford an increased degree of liquidity to current shareholders who would like to dispose of their shares and will serve to stabilize the market price for the Company’s shares.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Stuart Rogers
Interim Chief Executive Officer
Alberta Star Development Corp.
Tel: (604) 689-1749
srogers@alberta-star.com

or

Robert Hall, Corporate Development, Director

Alberta Star Development Corp.

Tel: (604) 488-0860

rthall@shaw.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the Policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Caution Regarding Forward-Looking Statements - This news release contains certain forward-looking statements, including statements regarding the conduct of the Bid and Exchange acceptance of the Bid. These statements are subject to a number of risks and uncertainties. Actual results may differ materially from results contemplated by the forward-looking statements. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and should not place undue reliance on such forward-looking statements. The Company does not undertake to update any forward looking statements, oral or written, made by itself or on its behalf, except as required by applicable law.

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALBERTA STAR DEVELOPMENT CORP.

Date:  April 26, 2013

By:      /s/ Stuart Rogers

Stuart Rogers

Director